SWENSEN & ANDERSEN

                    A Professional Limited Liability Company

                                Attorneys at Law
James G. Swensen, Jr.                           136 South Main Street, Suite 318
email: jswensen@esalaw.com                            Salt Lake City, Utah 84101
also admitted in California
                                                        Telephone:  801-364-7500
                                                      Facsimile:    801-364-7510

                                                   March 1, 2006

Mr. Daniel Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C.  20549-3628

         Re:      ITEC Attractions, Inc.
                  Schedule 13E-3 and Schedule 14C - Preliminary Information Statement

Dear Mr. Duchovny:

         This letter is in response to your letter dated February 14, 2006 containing comments on the Schedule 13E-3 and the Schedule 14C Preliminary Information Statement of ITEC Attractions, Inc. (the "Company"). The responses contained herein are numbered to correspond with the numbered paragraphs of your letter.

1. Schedule 13E-3. A written consent of Houlihan Valuation Advisors to use of the valuation reports and the fairness opinion is filed as an exhibit to
Schedule 13E-3. The last sentence prior to the section heading "SPECIAL FACTORS
- Fairness of the Reverse Stock Split - Determination by the Principal Group and 'Filing Persons'" contained in Schedule 14C, is the disclosure of the Houlihan Valuation Advisors consent to shareholder use of its reports and opinions.

2. Schedule 14C: SPECIAL FACTORS - Fairness of the Reverse Stock Split - Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price, page 17. Please refer to the revised section "SPECIAL FACTORS - Fairness of the Reverse Stock Split - Summary of Valuation Reports" contained in Schedule 14C, at pages 20-26, for a revised discussion of the going concern and liquidation analysis, identification of guideline and comparative companies (page 22, third full paragraph and page 23, second full paragraph) and management's projected earnings (page 24, last paragraph).

3. SPECIAL FACTORS - Fairness of the Reverse Stock Split - Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price, page 17. Please refer to the revised section "SPECIAL FACTORS - Fairness of the Reverse Stock Split - Summary of Valuation Reports" contained in Schedule 14C, page 21-27 for an expanded discussion of the estimates of value used by Houlihan Valuation Advisors and factors of meaningfulness (page 19, last full paragraph; page 25, third full paragraph; and page 26, fourth full paragraph).

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4. SPECIAL FACTORS - Fairness of the Reverse Stock Split - Summary of Factors
Reviewed to Determine Fairness of Fractional Share Purchase Price, page 17. Please refer to the revised section "SPECIAL FACTORS - Fairness of the Reverse Stock Split - Summary of Valuation Reports" contained in Schedule 14C, at page 25, third full paragraph and page 26, fourth full paragraph, for a revised discussion of the weighting of the equity value estimates.

         The evaluation of data and the estimation of values is a function of the professional expertise of Houlihan Valuation Advisors and is by its nature influenced by subjective factors. Houlihan Valuation Advisors applied its professional expertise in assigning weights to the equity value estimates. In attempting to address your comment concerning the adjusting of weights between years, we were unable to arrive at the $0.26 per share which you cite. In our telephone conversation, it appears that your computation is inconsistently applied between years. We have summarized below the computation as we understand it, the weights from the 2004 valuation report are applied to the equity value estimates in the 2005 valuation report, which yields a going concern value of $0.193 per share. As you can see, the change in weighting from 2004 to 2005 actually increased the estimate of fair value on a going concern basis and should allay any concern that the weighting was done with a view toward justification of a particular number. Since that amount is less than either of the values (going concern and liquidation) reached in the 2005 valuation report, the comment would not appear to be an issue.

                                   2005 Equity       2004       Implied Equity
                                  Value Estimate    Weights   Value Contribution

Cost
   Book Value                        $2,236,000       0.0%                   0
Market - Guideline
   Price/Revenue                     4,221,000        5.0%            $211,050
   Price/Cash Flow                                    5.0%              37,000
   Price/Book                        2,826,000        0.0%                   0
   MVIC/EBITDA                       2,076,000       12.5%             259,500
Market - Comparable Transactions
   Price/Revenue                     3,189,000        5.0%             159,450
   Price/Book                        1,615,000        5.0%              80,750
   MVIC/EBITDA                         184,000       12.5%              23,000
Trading Value                        1,501,000       25.0%             375,250
Income Value                         1,289,000       30.0%             386,700
Total                                               100.0%          $1,532,700
Shares Outstanding                                                   7,958,058
Value per share                                                         $0.193

5. SPECIAL FACTORS - Fairness of the Reverse Stock Split - Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price, page 17. Please refer to the revised section "SPECIAL FACTORS - Fairness of the Reverse Stock Split - Determination by the Board of Directors" and "SPECIAL FACTORS - Fairness of the Reverse Stock Split - Determination by the Principal Group and


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'Filing Persons'" contained in Schedule 14C, for a revised discussion of
Director (page 16, Determination by Directors) and Shareholder (page 27, Determination by Principal Group) analysis.

6. SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders, page 21. Please refer to the revised section "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders" contained in Schedule 14C, at pages 28-29, for a revised discussion of the absence of a representative for unaffiliated security holders.

         This concludes the responses to the staff's comment letter on the Company's behalf. Any further questions or comments regarding this submission may be directed to the undersigned. Thank you for your assistance. We look forward to hearing from you.

                                                   Very truly yours,

                                                   SWENSEN & ANDERSEN PLLC


                                                   James G. Swensen, Jr.

JGS/wk
enclosure
cc:      Paul Rasmussen
         Andrew Lear


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